

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2013

<u>Via E-mail</u>
Maryann T. Seaman
Senior Vice President and Chief Financial Officer
FMC Technologies, Inc.
5875 N. Sam Houston Parkway W.
Houston, Texas 77086

      Re: **FMC Technologies, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed February 22, 2013
              File No. 1-16489
              Response Letter Dated September 18, 2013

Dear Ms. Seaman:

      We have reviewed your response letter and have the following comment.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to the comment, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 in our letter dated September 5, 2013. Please tell us whether, in connection with their Iran contacts during fiscal 2012, your non-U.S. subsidiaries engaged in any transaction or dealing with any person or entity identified under Section 560.304 of Title 31, Code of Federal Regulations (relating to the definition of the Government of Iran).

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
       Assistant Director
       Division of Corporation Finance